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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               NUMAR CORPORATION
  ---------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
  ---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   67052E105
                                  ----------
                                (CUSIP Number)


                             Walter J. Mostek, Jr.
                          Drinker Biddle & Reath LLP
                        1000 Westlakes Drive, Suite 300
                               Berwyn, PA 19312
                                (610) 993-2200
  ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 9, 1997
  ---------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 67052E105                                  Page 2 of 13 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Melvin N. Miller
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            362,143
                        --------------------------------------------------------
   NUMBER OF SHARES      8  SHARED VOTING POWER
     BENEFICIALLY           -0-
     OWNED BY EACH      --------------------------------------------------------
   REPORTING PERSON      9  SOLE DISPOSITIVE POWER
         WITH               362,143
                        --------------------------------------------------------
                         9  SHARED DISPOSITIVE POWER
                            -0-
                        --------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,143
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (approximate)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 67052E105                                  Page 3 of 13 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seymour G. Mandell
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            175,396
                        --------------------------------------------------------
   NUMBER OF SHARES      8  SHARED VOTING POWER
     BENEFICIALLY           -0-
     OWNED BY EACH      --------------------------------------------------------
   REPORTING PERSON      9  SOLE DISPOSITIVE POWER
         WITH               175,396
                        --------------------------------------------------------
                         9  SHARED DISPOSITIVE POWER
                            -0-
                        --------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,396
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (approximate)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 67052E105                                  Page 4 of 13 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barry M. Davis
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            23,283
                        --------------------------------------------------------
   NUMBER OF SHARES      8  SHARED VOTING POWER
     BENEFICIALLY           700,486
     OWNED BY EACH      --------------------------------------------------------
   REPORTING PERSON      9  SOLE DISPOSITIVE POWER
         WITH               23,283
                        --------------------------------------------------------
                         9  SHARED DISPOSITIVE POWER
                            700,486
                        --------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,769
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (approximate)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 67052E105                                  Page 5 of 13 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. James H. Simons
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            13,934
                        --------------------------------------------------------
   NUMBER OF SHARES      8  SHARED VOTING POWER
     BENEFICIALLY           -0-
     OWNED BY EACH      --------------------------------------------------------
   REPORTING PERSON      9  SOLE DISPOSITIVE POWER
         WITH               13,934
                        --------------------------------------------------------
                         9  SHARED DISPOSITIVE POWER
                            -0-
                        --------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,934
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (approximate)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 67052E105                                  Page 6 of 13 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Davis Venture Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Oklahoma, United States of America

--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            700,486
                        --------------------------------------------------------
   NUMBER OF SHARES      8  SHARED VOTING POWER
     BENEFICIALLY           -0-
     OWNED BY EACH      --------------------------------------------------------
   REPORTING PERSON      9  SOLE DISPOSITIVE POWER
         WITH               700,486
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,486
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (approximate)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 67052E105                                  Page 7 of 13 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bermuda Trust Company Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda

--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            900,000
                        --------------------------------------------------------
   NUMBER OF SHARES      8  SHARED VOTING POWER
     BENEFICIALLY           -0-
     OWNED BY EACH      --------------------------------------------------------
   REPORTING PERSON      9  SOLE DISPOSITIVE POWER
         WITH               900,000
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (approximate)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Schedule 13D (the "statement") is being filed as an original filing with the Securities and Exchange Commission by Dr. Melvin N. Miller, Seymour G. Mandell, Barry M. Davis, Dr. James H. Simons, Davis Venture Partners, L.P. and Bermuda Trust Company Limited, as trustee of the Lord Jim Trust, in connection with the proposed merger (the "Merger") of Halliburton M.S. Corp. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Halliburton Company ("Halliburton") with and into NUMAR Corporation ("Issuer"). The statement is being filed with respect to various Voting Agreements between Halliburton and the Reporting Persons who beneficially own an aggregate of 2,154,450 shares of common stock of the Issuer (or approximately 25.0% of the total outstanding shares of common stock of the Issuer).

Item 1.  Security and Issuer.
         --------------------

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of the Issuer. The Issuer is a Pennsylvania corporation and has its principal executive offices located at 508 Lapp Road, Malvern, PA 19355.

Item 2.  Identity and Background.
         ------------------------

          The Reporting Persons for this statement are Dr. Melvin N. Miller, Seymour G. Mandell, Barry M. Davis, Dr. James H. Simons, Davis Venture Partners, L.P. (the "Partnership") and Bermuda Trust Company Limited, as trustee of the Lord Jim Trust (the "Trustee").

          The Partnership is an Oklahoma limited partnership and the address of its principal business and principal office is 320 South Boston, Suite 1000, Tulsa, Oklahoma 74103. The principal business of the Partnership is investing venture capital in various businesses. The Trustee is a Bermuda corporation and the address of its principal business and principal office is 6 Front Street, Hamilton, Bermuda. The principal business of the Trustee is providing trust and related services.

          The names, business or residence addresses and present principal occupations of the (i) general partners of the Partnership (each of whom is a United States citizen and one of whom is Mr. Davis), (ii) directors and executive officers of the Trustee and (iii) Messrs. Mandell and Davis and Drs. Miller and Simons (each of whom is a United States citizen), is attached on
Schedule I. Except for Thomas F. Hawkins and Karen M. Malcolm, each of the directors and executive officers of the Trustee is a citizen of Bermuda. Mr. Hawkins is a United States citizen. Ms. Malcolm is a citizen of the United Kingdom. During the last five years neither the Reporting Persons nor such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On June 9, 1997, Halliburton and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the Surviving Corporation (as defined in the Merger Agreement).

          On June 9, 1997, the Reporting Persons entered into Voting Agreements (the "Voting Agreements") with Halliburton. Certain provisions of the Voting Agreements, a form of which is attached hereto as Exhibit 1, are summarized in
Item 4 below.

          As a result of the execution of the Voting Agreements, the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with Halliburton. Each of the Reporting Persons expressly declares that the filing of this statement on Schedule 13D shall not be construed as an admission by it, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, that it has formed a group or that it has any shared voting or dispositive power over any shares of Common Stock of the Issuer by virtue thereof.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          The Reporting Persons have not paid any amount of funds or other consideration to the Issuer or any other person in connection with entering into the Voting Agreements.


Item 4.  Purpose of Transaction.
         -----------------------

          The purpose of the transactions described herein is to consummate the proposed Merger. There can be no assurance, however, that the proposed Merger will be consummated or as to the timing or exact terms thereof.

          On June 9, 1997 the Reporting Persons entered into the Voting Agreements with Halliburton. Pursuant to the Voting Agreements, the Reporting Persons severally agreed (i) to vote certain shares of Common Stock beneficially owned or controlled by him or it (the "Shares") at any meeting of shareholders of the Issuer called to consider and vote to approve the Merger Agreement and the Merger and/or the transactions contemplated thereby; (ii) not to initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any merger, consolidation, share exchange, business combination or similar transaction involving the Issuer or any of its "Significant Subsidiaries" (as defined in the Merger Agreement), or a sale, lease, exchange, transfer or other disposition of 50% or more of the assets of the Issuer and its subsidiaries, or the acquisition by a person or group of beneficial ownership or the right to acquire beneficial ownership of 50% or more of the outstanding common shares of the Issuer or a substantial portion of the Issuer's assets (a "Competing Transaction"), other than transactions contemplated by the Merger Agreement; (iii) not to enter into discussions or negotiate with any person or entity in furtherance of the inquiries specified in subclause (ii) or to obtain a Competing Transaction, or to authorize or permit any of its representatives to take any such action; and (iv) not to, and not to permit any company, trust or other entity controlled by him or it, to sell, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any of the Shares or to grant any option or enter into any other agreement or arrangement with respect thereto, other than pursuant to the Merger. The Voting Agreements will terminate upon the earlier of December 31, 1997 or the termination of the Merger Agreement.
The foregoing summary of the Voting Agreements is qualified in its entirety by reference to a form of the Voting Agreements included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. All Voting Agreements that were entered into are substantially identical to the form of Voting Agreement included as Exhibit 1.

          Except as set forth herein or as provided in the Voting Agreements, the Reporting Persons do not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of shares of the Issuer or the disposition of shares of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (iii) a sale or transfer of any material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          (a) The Reporting Persons beneficially own securities of the Issuer as follows: Dr. Miller beneficially owns 341,351 Shares (or approximately 4.2% of the outstanding Shares), of which 209,101 may be acquired pursuant to the exercise of vested options; Mr. Mandell beneficially owns 175,396 Shares (or approximately 2.0% of the outstanding Shares), of which 5,000 may be acquired pursuant to the exercise of vested options; Mr. Davis beneficially owns 723,769 Shares inclusive of 700,486 Shares owned by the Partnership (or approximately 7.8% of the outstanding Shares), of which 5,000 may be acquired pursuant to the exercise of vested options; Dr. Simons beneficially owns 13,934 Shares (or approximately 0.2% of the outstanding Shares), of which 4,500 may be acquired pursuant to the exercise of vested options; the Partnership beneficially owns 700,486 Shares (or approximately 8.1% of the outstanding Shares); and the Trustee beneficially owns 900,000 Shares (or approximately 10.4% of the outstanding Shares).

          (b) Each of the Reporting Persons has the sole power to vote and the sole power to dispose of that number of Shares specified as being beneficially owned by him or it in paragraph (a) of this Item 5.

          (c) Pursuant to the Issuer's 1994 Stock Incentive Plan, options to purchase Shares, all of which were immediately exercisable upon issuance at $19.75 per Share, were automatically granted on May 14, 1997 to the following Reporting Persons and in the following amounts: 2,500 to Mr. Davis, 2,500 to Mr. Mandell and 2,500 to Dr. Simons.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         -------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------

          The Reporting Persons have entered into the Voting Agreements with Halliburton. The Voting Agreements will terminate upon the earlier of December 31, 1997 or the termination of the Merger Agreement.

          A form of the Voting Agreements is included as Exhibit 1 to this
Schedule 13D and is incorporated herein by reference.  See Item 4.



Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         A form of the Voting Agreements, dated June 9, 1997, by and between Halliburton Company and the persons named therein.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 1997

                             /s/ Dr. Melvin N. Miller
                             ------------------------
                             Dr. Melvin N. Miller


                             /s/ Seymour G. Mandell
                             ------------------------
                             Seymour G. Mandell


                             /s/ Barry M. Davis
                             ------------------------
                             Barry M. Davis


                             /s/ Dr. James H. Simons
                             ------------------------
                             Dr. James H. Simons



                             Davis Venture Partners, L.P.



                             By: /s/ Barry M. Davis
                                ---------------------
                                 Name:  Barry M. Davis
                                 Title: Managing General Partner



                             Bermuda Trust Company Limited



                             By: /s/ Susan Gibbons
                                ---------------------
                                Name:  Susan Gibbons
                                Title: Trust Officer

                                   SCHEDULE I
                                   ----------


Name, Business or Residence
Addresses                                 Principal Occupation
-------------------------                 --------------------
Melvin N. Miller, Ph.D.                   President, Chief Executive Officer
508 Lapp Road                             and Chairman of the Issuer
Malvern, PA 19355

Barry M. Davis                            Managing General Partner of the
320 South Boston                          Partnership
Suite 1000
Tulsa, OK 74103

Seymour G. Mandell                        President of MGM Consulting
1735 Market Street                        Corporation
Suite 3410
Philadelphia, PA 19103

James H. Simons                           Chairman and Chief Executive
800 Third Avenue                          Officer of Renaissance Technologies
New York, NY 10022                        Corporation


Phillip Tuttle                            General Partner of the Partnership
320 South Boston
Suite 1000
Tulsa, OK 74103

Elmer Wilkening                           General Partner of the Partnership
320 South Boston
Suite 1000
Tulsa, OK 74103

Michael Stone                             General Partner of the Partnership
320 South Boston
Suite 1000
Tulsa, OK 74103

*Elden H. Trimingham                      Chairman of the Trustee

*David E. Wilkinson                       Deputy Chairman of the Trustee

*Luis A. Douglas                          President and Director of the Trustee

*Cummings V. Zuill                        Director of the Trustee and an officer
                                          of the Bank of Bermuda

*Karen M. Malcolm                         Vice President and Director of the
                                          Trustee

*William F. Maycock                       Director of the Trustee and an officer
                                          of the Bank of Bermuda

*Judith P. Doidge                         Secretary of the Trustee

*Thomas F. Hawkins                        Vice President of the Trustee

*David T. Smith                           Vice President of the Trustee

*Susan Gibbons                            Trust Officer for the Trustee


*Business address is 6 Front Street, Hamilton, Bermuda.
